NEWS RELEASE

Crosshair Intersects 0.23% Vanadium Over 75.0 Metres

Dated: September 8th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce the first set of results from Phase II of the vanadium program on the Central Mineral Belt (CMB) Project in Labrador.  The vanadium resource expansion program has been planned with the goal of adding significant pounds of vanadium to the existing vanadium resource without the need for further drilling.  Given the fact that the previous drill programs on the CMB Project focused exclusively on uranium, most holes were originally sampled only where uranium was encountered.

Highlights from recently assayed holes include:

-	0.231% vanadium (V2O5) over 75.0 metres (m) (from 27.0m to 102.0m) including
0.407% V2O5 over 7.0m (from 73.6m to 80.6m) in hole ML-59, and

-	0.167% V2O5 over 32.0 m (from 139.0m to 171.0m) in hole ML-61, and

-	0.176% V2O5 over 61.7 m (from 160.3m to 222.0m) including
0.292% V2O5 over 9.0 m (from 161.0m to 170.0m) in hole ML-63, and

-	0.199% V2O5 over 20.0 m (from 178.0m to 198.0m) and
0.195% V2O5 over 41.0m (from 206.0m to 247.0m) and
0.179% V2O5 over 31.2m (from 253.0m to 284.2m) in hole ML-73, and

-	0.178% V2O5 over 39.5 m (from 3.0m to 42.5m) in hole ML-83, and

-	0.194% V2O5 over 29.5m (from 51.2m to 80.7m) in hole ML-21.

NOTE: The holes were not sampled in sequence.

This set of results represents the last results from the central portion of the existing resource.  The remainder of the holes are from the southern portion of the deposit.  Once all results have been received, an updated NI 43-101 resource calculation will be carried out.

Complete vanadium assay highlights are posted on the Crosshair website at: http://www.crosshairexploration.com/i/pdf/Vanadium_Assay_Highlights.pdf.

Crosshair’s exploration work on the CMB Project is managed by Barry Sparkes, P.Geo. and supervised by Stewart Wallis, P.Geo.  Mr. Wallis is a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101.  Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are sent to Activation Laboratories in Ancaster, ON for analyses.  Vanadium analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for vanadium are re-assayed using fusion ICP.

Audit Report Disclosure

Crosshair announces that in connection with its audited annual financial statements for the year ended April 30, 2010, Crosshair received a qualified opinion from its auditors, Davidson & Company LLP with respect to Crosshair’s ability to continue as a going concern being dependent upon its ability to raise additional funds through equity financings, loans or other arrangements.  A copy of Crosshair’s audited annual financial statements for the year ended April 30, 2010 may be viewed at www.sedar.com or on Crosshair’s website at www.crosshairexploration.com.

Since its 2nd quarter of fiscal 2009, Crosshair has been observing a strict cash conservation program.  The cash conservation program includes a strategy of performing the minimum amount of work required on its uranium properties in Newfoundland and Labrador to maintain them in good standing until the three year moratorium on uranium mining and milling imposed in March 2008 by the Inuit Nunatsiavut government in Labrador is lifted.  The uranium mining moratorium is scheduled to expire in March 2011.  If this occurs on schedule, management believes that the value of Crosshair’s underlying assets will once again be reflected in the market capitalization of Crosshair and place Crosshair in a better position to raise additional funds without severe dilution.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.